

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 23, 2011

Via U.S. Mail and facsimile

Mr. Carl C. Icahn
c/o Icahn Capital L.P.
767 5th Avenue, 47th Floor
New York, NY 10153

> **Re:** **Mentor Graphics Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed by High River Limited Partnership and others**
> **Filed on March 17, 2011**
> **File No. 001-34795**

Dear Mr. Icahn:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Broker Non-Votes, page 15

1. You state that, unless a shareholder provides specific voting instructions to his or her broker, the broker will not have discretionary authority to vote the shareholder's shares of common stock on any of the items on the agenda except proposal No. 5, ratification of the appointment of KPMG LLP. It is our understanding that, in a contested election, a broker does not have discretionary authority to vote on any proposals to be voted on at the meeting, whether routine or not. Please provide support for your assertion, or revise your disclosure as necessary.

Additional Information, page 19

2.	You refer security holders to information that will be contained in the company's proxy statement for the annual meeting. We presume that you are relying upon Rule 14a-5(c) to refer to this information. If so, please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. Alternatively, if you disseminate your proxy statement before distribution of the Company's proxy statement, you must provide the omitted information to security holders in your own proxy statement. Please confirm your understanding in your response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each participant acknowledging that:

- the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via facsimile: (503) 224-0155 </u>
        Mary Ann Frantz, P.C.
        Miller Nash LLP